July 24, 2015

VIA EDGAR/CORRESPONDENCE

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomson Reuters Corporation

Form 40-F for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-31349

Dear Mr. Shenk:

We have received your comment letter dated July 10, 2015 related to the above-mentioned filing of Thomson Reuters Corporation. With respect to the item in that letter, we are providing the following response. To assist your review, we have included the text of the comment below in italics.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 6: Other operating gains, net, page 96

1.	You disclose that you recorded in 2014 a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders’ equity that was triggered by the loss of control of a subsidiary. So that we may better understand your accounting for this transaction, please tell us the following:

•	The name of the subsidiary for which control was lost;

•	The location of the subsidiary;

•	The nature of the subsidiary’s operations;

•	The form of control before the transaction;

•	The form of control you retained and the subsequent accounting for your investment going forward;

•	Explain how you lost control of the subsidiary through the permanent settlement of an intercompany loan, an apparent related party transaction, and the facts and circumstances leading to the settlement;

•	Cite the accounting literature you relied upon to support your accounting; and

•	Provide the calculation on how you computed the gain.

Company response:

Staff Request	Response
Name of the subsidiary for which control was lost	Thomson Reuters Investments (2002) Ltd. (“TRI 2002”)
Location of the subsidiary	Domiciled in England prior to disposal
Nature of the subsidiary’s operations	A non-trading entity that was previously used largely for intercompany activity
Form of control before the transaction	Consolidated subsidiary - 100% indirectly owned by Thomson Reuters Corporation
Form of control retained and subsequent accounting for your investment going forward	TRI 2002 was disposed as part of our simplification program initiative to reduce the number of our subsidiaries. TRI 2002 was considered disposed upon dissolution and removal from the U.K. Company Register. Loss of control occurred upon disposal. As TRI 2002 no longer exists, there is no retained control and, after reporting the gain on disposal, there is no further accounting.

Explain how you lost control of the subsidiary through the permanent settlement of an intercompany loan, an apparent related party transaction, and the facts and circumstances leading to the settlement

Thomson Reuters Corporation (the “Company”) is executing various initiatives as part of a simplification program intended to reduce costs and leverage scale. As part of that program, we are reducing the number of legal entities through which we operate, in order to lower costs and complexity. TRI 2002 was eliminated as part of this program.

TRI 2002 was a non-trading entity that did not own any subsidiaries or other investments. The only significant assets of TRI 2002 were approximately £3.5 billion of intercompany loans receivable due from Thomson Reuters Group Limited (“TRGL”), another consolidated subsidiary of the Company. These loans were established at the time that we acquired Reuters Group PLC on April 17, 2008 (the “loan inception date”) to form the Company.

The intercompany loans created a foreign exchange (“FX”) transaction exposure for TRGL, a U.S. dollar functional currency entity, but there was no FX exposure to TRI 2002, a British pound sterling (“£”) functional currency entity. There was no intent or expectation that TRGL would repay these amounts. Therefore, the intercompany loans were considered part of the net investment of TRI 2002 and permanent in nature. Accordingly, changes in the value of these loans arising from movements in the USD/£ exchange rate from the loan inception date were recognized directly in the “other comprehensive income” component of equity in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”).

Prior to disposal, the intercompany receivables and payables of TRI 2002 were settled. The net amount was distributed to the shareholders of TRI 2002. We lost control of TRI 2002 in the fourth quarter of 2014 when it was disposed through dissolution and removal from the U.K. Company Register.

Upon disposal of TRI 2002, the accumulated foreign currency translation adjustments (“CTA”) relating to TRI 2002, the most significant of which were the FX gains arising from the intercompany loans to TRGL, were reclassified from the “other comprehensive income” component of equity to the income statement in accordance with IAS 21.

Cite the accounting literature you relied upon to support your accounting

We relied on IAS 21 as the basis for our accounting up to the date of disposal as well as for the disposal accounting itself. Our accounting conclusions and applicable literature are summarized below.

The FX gains and losses arising on the intercompany loans were recorded in the “other comprehensive income” component of equity from the date they were established, as we had no intent to repay the loans.

•	Paragraph 15 of IAS 21 states that “[a]n item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation”. Paragraph 32 of IAS 21 states that exchange differences arising from these items “shall be recognized initially in other comprehensive income”.

The accumulated CTA, including FX gains arising from the intercompany loans, were reclassified from the “other comprehensive income” component of equity to the income statement upon disposal of TRI 2002 in Q4 2014.

•	Paragraph 49 of IAS 21 indicates that “[a]n entity may dispose or partially dispose of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity.”

We recorded the disposal in accordance with our accounting policy (see note 1 to our 2014 annual consolidated financial statements), which is consistent with IAS 21 and states the following:

“Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.”

Accordingly, we recycled the accumulated FX amounts upon the disposal of TRI 2002. Paragraph 48 of IAS 21 refers to reclassifying FX on items “relating” to the disposed entity. This indicates that if neither the loan nor a party to the loan exists, the related FX may no longer be deferred in the “other comprehensive income” component of equity.

Provide the calculation on how you computed the gain

In accordance with paragraph 48 of IAS 21, the entire balance of accumulated CTA relating to TRI 2002 was reclassified from the “other comprehensive income” component of equity to the income statement upon disposal. The accumulated CTA was primarily comprised of FX gains associated with the loans, which resulted from the change in the translation of the loan payable on TRGL’s books from the loan inception date to the date management changed its intent and decided to settle the loans. The accumulated CTA also included historical FX differences arising from the translation of TRI 2002’s net assets to U.S. dollars for purposes of the Company’s consolidated financial reporting.

* * *

As requested by the Commission, Thomson Reuters acknowledges that:

•	Thomson Reuters is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Thomson Reuters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (203) 539-8448 if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker

Linda J. Walker

Senior Vice President, Controller & Chief Accounting Officer

cc:	James Smith, President & Chief Executive Officer

Stephane Bello, Executive Vice President & Chief Financial Officer

Deirdre Stanley, Executive Vice President, General Counsel & Secretary

Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities

Thomson Reuters Audit Committee

Joseph R. Tort, PricewaterhouseCoopers LLP